Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile (212) 818-8881	direct dial number (212) 818-8638 email address jgallant@graubard.com

June 7, 2007

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ithaka Acquisition Corp.
Preliminary Proxy Statement
Amendment 3 Filed May 24, 2007
File No. 000-51362

Dear Mr. Reynolds:

On behalf of Ithaka Acquisition Corp. (the “Company” or “Ithaka”), we respond as follows to the Staff’s comment letter, dated June 5, 2007, to the above-captioned Preliminary Proxy Statement. We have included with this letter changed pages of the proxy statement that are responsive to the Staff’s comments and are marked against the prior filing made on May 24, 2007. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Risk Factors

The analyses included in the fairness opinion received by Ithaka, and those used by Ithaka board of directors, may not properly analyze the transaction and therefore may have not correctly valued Alsius, page 41

1.	We note your statement that “the discounted cash flow analysis may not be an accurate or appropriate means to determine whether the consideration to be paid by Ithaka for Alsius is fair to Ithaka’s stockholders and whether the fair market value of Alsius is at least equal to 80% of Ithaka’s net assets at the time of the merger.” Please revise to address whether there is a risk of a lawsuit that would rise to a material level or tell us why it is not a material risk.

Securities and Exchange Commission

June 7, 2007

As discussed with the Staff, for the reasons described below, Ithaka does not believe there is a material litigation risk as a result of its use of the discounted cash flow analysis (“DCF analysis”) in determining whether the 80% test has been satisfied:

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The DCF analysis is a thoroughly accepted financial methodology for valuing companies. The use of the DCF analysis is consistent with the language contained in Ithaka’s IPO prospectus regarding the 80% test which states, “the fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value” as well as the IPO prospectus disclosure which states “…we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth.” Ithaka believes it is appropriate to use the DCF analysis for a company such as Alsius that is not yet cash flow positive and has explained in the proxy statement the assumptions used to apply the DCF analysis to Alsius.

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Even if the DCF analysis is not a proper valuation methodology for this purpose, the Ithaka board used other methodologies (which are described in the proxy statement) in addition to the DCF analysis to arrive at the conclusion that the 80% test was satisfied. Furthermore, in order to eliminate any doubt as to satisfaction of the 80% test, the board relied on the opinion of Capitalink that the 80% test was satisfied. This process is also entirely consistent with the language contained in Ithaka’s prospectus regarding the 80% test which states, “if our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the National Association of Securities Dealers, Inc. with respect to the satisfaction of such criteria.”

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As part of the comment process with the Staff, the risk factor already makes clear what some might view as flaws in the DCF analysis (i.e., the assumption regarding new capital). The disclosure states how the analysis might be different if this assumption were not made, and that it might not be appropriate to use the DCF analysis or it might result in no value of Alsius as a going concern.

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Most importantly, in connection with the stockholder vote which is the subject of the proxy statement, each stockholder who objects to the merger is given an opportunity to convert his stock into his pro rata share of the Trust Fund, which will be approximately $5.63 per share, or 93.8% of the initial $6.00 per-Unit purchase price in Ithaka’s IPO. This per-share conversion price might even yield a profit to someone who purchased Units in the IPO and already lowered his cost basis below $6.00 by selling his warrants.

In summary, Ithaka does not believe that there is any material risk of litigation and, if there is litigation, that the potential damages are substantially mitigated by the risk disclosure and the stockholders conversion rights. Accordingly, we have not added any litigation disclosure to the risk factor. Such disclosure might lead stockholders to assume there is a risk that does not exist.

Satisfaction of 80% Test, page 65

Securities and Exchange Commission

June 7, 2007

2.	We note the disclosure that board of directors in determining that the fair market value of the Alsius business exceeded 80% of Ithaka’s net assets applied an analysis of the “public equity trading multiples of emerging medical technology companies.” Revise to address in specific detail the public equity trading multiples analysis performed by the board of directors. Also address in more detail the discounted cash flow analysis performed by the board of directors.

We have revised the disclosure in the proxy statement as requested.

3.	We note you indicated in your risk factors section that “without such an assumption, no projections can be realized and the discounted cash flow analysis necessarily indicates that such business has no value as a going concern.” We continue to note your response to comment 2 in your letter dated May 13, 2007 that “[i]f the company had not assumed an infusion of capital into Alsius, it would have determined that Alisuis (and any undercapitalized cash flow negative company) would have zero value.” It appears to us that this response statement is material to an investment decision. Please revise to address this statement in this section and explain your statement in more detail. Also reconcile this statement with the board of directors and Capitalink’s other valuations.

As discussed with the Staff, Ithaka’s board of directors at all times believed, and continues to believe, that Alsius’s value exceeds that required under the 80% test for an acquisition by Ithaka. Ithaka believes this value test is satisfied under all of the valuation methods used by Ithaka and Capitalink, including the DCF analysis. Ithaka’s board of directors at all times believed, and continues to believe, that the DCF analysis, and the other valuation methods used by Ithaka and Capitalink, are all appropriate tools to value Alsius, and that it is appropriate when using the DCF analysis to assume an infusion of capital.

At no time did the board of directors of Ithaka ever conclude that the value of Alsius was zero under the DCF analysis or any other valuation methodology. The language in Ithaka’s May 13, 2007 response letter and in the proxy statement to the effect that without assuming new capital, the DCF analysis might yield no value for Alsius as a going concern, or zero value, was written in response to what Ithaka believed was disclosure required by the Staff. Ithaka understood that the Staff believes the DCF analysis in this instance is improper, and that the Staff believes investors should be warned that without assuming new capital the DCF analysis would yield little or no value for Alsius.

In response to what it understood to be the Staff’s concern, Ithaka revised the disclosure to state that some might view the assumption regarding new capital as flawed, might apply the DCF analysis without that assumption, and might conclude that Alsius has no value as a going concern. Ithaka believes that this application would be incorrect, but that even this application could not result in zero value, as Alsius has significant intellectual property, inventory and other saleable assets of value even if it were to halt operations. (The term zero value was used for discussion purposes only in the response letter, to highlight the fact that Ithaka believes it is necessary and appropriate to assume a capital infusion when applying a DCF to a company that is not yet profitable.)

Securities and Exchange Commission

June 7, 2007

Ithaka (and Alsius) believe that, with the additional detail provided in the proxy statement in response to comment 2, the disclosure is now full and complete on the subject of the DCF analysis and the other valuation methods used. The disclosure states how the DCF analysis was applied, the fact that it assumed new capital, the value of Alsius that results from the analysis, and the fact that the Ithaka board of directors and Capitalink believe the analysis is appropriate. The disclosure also explains the other valuation methods used and the fact that they all consistently satisfy the 80% test, and can thus be reconciled.

The disclosure points out, however, that there is a risk that others might view the DCF analysis as inappropriate and might eliminate it as an indicator of value. Or, they might apply it without the assumption regarding new capital and come up with little or no value for Alsius as a going concern. In either event, the DCF analysis clearly could not be reconciled with other valuation methods. Ithaka has also disclosed risks associated with other valuation methods it and Capitalink applied, so that investors are aware of the subjective risks of all such analyses. Ithaka and Alsius believe the proxy statement therefore provides Ithaka stockholders with all of the information they need to determine whether they agree with Ithaka and Capitalink’s valuation of Alsius, to enable the stockholders to make an informed decision with respect to their vote on the acquisition of Alsius.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

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The intravascular cooling methods used by Alsius, while precise and medically advantageous, are more expensive than traditional means that rely on ice packs and cooling blankets. Some hospitals might consider the technology unnecessary and too expensive even though it is superior to the older methods.

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Alsius is small, yet it manages a global business. Significant growth could strain its ability to continue to provide the high level of expertise needed to effectively manage a large international business.

Based on the foregoing, and not withstanding the possible negative factors, our board of directors concluded that the merger agreement with Alsius is in the best interests of Ithaka’s stockholders. As discussed, it also obtained a fairness opinion that came to the same conclusion prior to approving the merger agreement. In light of the complexity of the various factors, the board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors. It should also be noted that individual members of the Ithaka board may have given different weight to different factors.

Satisfaction of 80% Test

Any business acquired by Ithaka must have a fair market value equal to at least 80% of Ithaka’s net assets at the time of acquisition, which assets shall include the amount in the trust account. Specifically, the fair market value of the company to be acquired by Ithaka must exceed $39.2 million, or 80% of the approximately $49 million of net assets that Ithaka expects to have at the time of the merger.

The Ithaka board of directors believes, because of the financial skills and background of its members, that it was qualified to conclude that the acquisition of Alsius met this 80% requirement. The Ithaka board of directors evaluated the satisfaction of the 80% test on the basis of its own review of a variety of factors, as well as its receipt and reliance on an opinion provided by Capitalink, L.C. Capitalink, a member of the National Association of Securities Dealers, Inc., is an investment banking firm that regularly engages in the valuation of businesses in connection with mergers and acquisitions, public offerings and other transactions. Capitalink’s opinion is attached as Annex E and the process and methodology used by Capitalink to render its opinion is discussed below in the section entitled Fairness Opinion.

The factors reviewed by the Ithaka board of directors in determining that the fair market value of the Alsius business exceeded 80% of Ithaka’s net assets included the following:

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The application of financial analyses commonly used in the investing community, including a discounted cash flow analysis based on Alsius’s historical and projected results, and public equity trading multiples of emerging medical technology companies. Using the discounted cash flow analysis, which was the most formal analysis used by the board of directors, the board established a current value for Alsius by calculating the net present value of Alsius’s long term projected profit stream, less the net present value of incremental capital required to achieve such profit stream, since Alsius does not currently generate positive cash flow. In doing so, the board took Alsius’s financial projections for 2007 through 2009 and applied to it a terminal value multiple that was obtained by examining a set of established medical technology companies consisting of the following entities: Arthrocare Corp., Aspect Medical Systems, Inc., Conceptus, Inc., ev3, Inc., Foxhollow Technologies, NxStage Medical, Inc., Stereotaxis, Inc., Alphatec Holdings, Inc., AtriCure, Inc., Cynosure, Inc., Exactech Inc., Mecrus Endovascular Corp., NeuroMetrix Inc., Rita Medical, Inc., Somanetics Corp., Vascular Solutions Inc., Abiomed Inc., Cambridge Heart Inc., Intuitive Surgical Inc., Palomar Medical Technologies, Spectranetics Corp. and Thermogenesis Corp. The board viewed this group of relatively established companies as relevant to Alsius’s prospective valuation at the end of the projections period. The terminal value multiple used by the board was 2x to 3x Alsius’s 2009 revenue projection, a range which the board considered conservative on the basis of the public trading multiples analysis of the companies mentioned above. The board then applied discount rates of 20% to 30% against the net cash flows calculated in this analysis. These discount rates were chosen to reflect risks that the projections might not be fully achieved. The net cash flows included negative values for periods during which Alsius

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would be cash-flow negative. This analysis yielded an enterprise value range of $49,000,000 to $91,000,000, which, in view of Alsius’s net debt of $2,000,000 at September 30, 2006, would be sufficient to satisfy the 80% test. Using public equity trading multiples, the board of directors evaluated Alsius in light of its experience with market capitalizations of publicly traded emerging medical technology companies, including those at a stage of commercial development similar to Alsius. The board reviewed two sets of comparable companies to arrive at a valuation for Alsius. The first group, consisting of Restore Medical, Northstar Neuroscience, Inc., Cardica, NxStage Medical, Cryocor and DexCom, Inc., were emerging medical technology companies that had completed an initial public offering during the prior 18 months that had revenues for the trailing twelve months of between zero to $8,400,000 (for an average revenue amount of $2,600,000). The second group, consisting of BioMemetic Therapeutics Inc., BSD Medical Corp., Cambridge Heart Inc., Cardium Therapeutics Inc., CytoCore, Inc., Cytori Therapeutics, Inc., HeartWare, Immunicon Corp., Inovio Biomedical Corp., Non-Invasive Monitoring Systems Inc., Novadaq Technologies Inc., Noveko International Inc., Nymox Pharmaceutical Corp., OccuLogix Inc., QMed Inc., QuantRX Biomedical Corporation, Remote Mdx Inc., Signalife Inc., Vendingdata Corp., Vision-Sciences Inc., were emerging medical technology companies that had revenues for the trailing twelve months of between $100,000 to $13,700,000 (for an average revenue amount of $3,400,000). The board concluded that both sets of companies supported an equity valuation for Alsius sufficient to satisfy the 80% test.

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Alsius’s business progress to date, including the accumulated clinical data supporting the positive results achieved with Alsius’s systems and catheters, Alsius’s development of a substantial intellectual property portfolio, its commercialization of a set of FDA-approved products, its sizeable installed base of over 300 Coolgard systems with regular purchasers of its catheters, the quality of the assembled Alsius management team, and the over $80 million of investment contributed by Alsius investors to generate this progress. The board of directors viewed this invested capital as representative of the investment that would be required for a new entrant seeking to build a business competitive with Alsius.

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Alsius’s current competitive position, including the size of current and potential markets addressed by the Coolgard system, the relative merits of the Coolgard system as compared to competitive products, the market acceptance achieved to date by Alsius compared to its competitors, and the barriers to further competitive entry established by the intellectual property and market positions held by Alsius relative to its competitors.

On the basis of its review of all of these factors, the Ithaka board of directors believed that it was reasonable to conclude that the acquisition of Alsius satisfies the 80% test, as all the analyses it used indicated a value of Alsius in excess of $40 million. In support of its conclusion, the board of directors of Ithaka also relied on the opinion of Capitalink. Capitalink used three independent methods in concluding that the value of Alsius meets the 80% requirement. These included a discounted cash flow analysis, a comparable company analysis and a comparable transaction analysis, all of which are discussed in detail below under the section Fairness Opinion.

The Ithaka board of directors believes that all of the valuation methods it used, and those used by Capitalink, were reasonable and customary. The discounted cash flow analyses, however, assumed that Alsius would receive additional liquidity from either the Ithaka merger or another source in order to reach the stage of generating positive cash flow. In applying the analysis, the infusion of capital to achieve positive cash flow was first assumed, and the value of the additional invested capital then backed out of the calculation. Had this assumption not been made, the discounted cash flow analysis could not have been used to assess the value of Alsius, or of any cash-flow negative business lacking the internal liquidity to reach cash-flow breakeven. If the discounted cash flow analysis were not used, the Ithaka board of directors would have to rely only on the other factors that it considered and the other two methods used by Capitalink, which did not assume consummation of the merger. Ithaka stockholders are cautioned to consider the assumption used in the discounted cash flow analyses, and how the assessment of Alsius’s value might be impacted had the assumption not been made. See Risk Factors for a discussion of the risks and uncertainties involved in the various methodologies used to value Alsius.

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Interest income. Interest income increased to $0.2 million for the year ended December 31, 2005, an increase of $0.1 million, or 100%, from $0.1 million for the year ended December 31, 2004. This increase was due to higher interest rates earned during 2005.

Interest expense. Interest expense was $0.4 million for the year ended December 31, 2005, an increase of $0.39 million, from $0.01 million for the year ended December 31, 2004. The increase was due to interest incurred on Alsius’s promissory note issued in May 2005.

Liquidity and Capital Resources

From Alsius’s inception, it has financed its operations primarily through private sales of preferred stock, with aggregate net proceeds of $76.5 million in cash. From April 2006 through February 2007, Alsius borrowed an aggregate amount of $10.6 million from existing shareholders (the 2006 Bridge Notes). Alsius issued to each lending party unsecured convertible promissory notes bearing interest at 8% per annum. On February 23, 2007, Alsius borrowed $8 million from Merrill Lynch Capital of which $3 million was used to pay the existing debt with Oxford Finance Corporation. Alsius issued a secured promissory note to Merrill Lynch Capital bearing interest at 6.5% over the LIBOR rate with interest only payments for the first six months and interest and principal payments for 30 months thereafter. In connection with this term loan, Alsius issued a warrant having a contractual life of ten years. Alsius estimated the fair value of the warrant using the Black-Scholes option pricing model. The resultant estimated fair value of $206 was recorded as a liability resulting in a discount to the term loan. The discount will be amortized to interest expense using the effective interest method over the life of the term loan.

On May 11, 2007 the Company and Merrill Lynch Capital amended their promissory note to provide for an additional $2 million of borrowing for an aggregate total of $10 million to be funded in two tranches. The second tranche of $2 million was funded on May 11, 2007 with interest at the same rate as the original note and is to be repaid upon the earlier to occur of the close of the Ithaka Merger Transaction or a subsequent subordinated debt financing. In connection with the second tranche, the Company will issue no warrants but will incur a fee of $150,000 to be paid out of the proceeds.

Alsius anticipates it will borrow between $1.5 million and $4 million of additional funds in order to finance operations through the closing of the merger with Ithaka. Such borrowings may be in the form of an increase in the 2006 Bridge Notes from existing Alsius investors or substantially the same or similar terms, or may be from borrowings from other sources on such other terms as Alsius is able to secure.

Alsius has incurred significant net losses since inception and has relied on its ability to obtain financing, which to date has been principally from the sale of redeemable convertible preferred stock. Alsius expects operating losses and negative cash flows to continue for the foreseeable future as it incurs additional costs and expenses related to expanding sales and marketing, continuing product development, and obtaining FDA and foreign regulatory approvals for new indications. As a result, the opinion Alsius has received from its independent registered public accounting firm contains an explanatory paragraph stating that there is a substantial doubt regarding its ability to continue as a going concern. As disclosed in Note 2, the financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Three Months Ended March 31, 2007 and 2006

As of March 31, 2007, Alsius had cash and cash equivalents of $2.5 million, a working capital deficit of $9.5 million and an accumulated deficit of $82.4 million.

Cash flows used in operating activities. Net cash used in operations was $4.4 million for the quarter ended March 31, 2007 and $2.3 million for the quarter ended March 31, 2006. The net cash used in each of these periods primarily reflects the net loss for those periods, offset by non-cash charges such as depreciation and amortization, stock-based compensation, amortization of debt discounts and the change in fair value of warrant liabilities associated with the May 2005 and February 2007 secured promissory notes and Merrill Lynch Capital Term Loan and the change in the fair value of the warrant liabilities and embedded derivatives associated with our 2006 Bridge Notes.

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market rates. Under the lease, the Company is required to pay for insurance, taxes, utilities and building maintenance, commonly known as a “triple net” lease. Alsius also leases a small space for its European service center in Wateringen, the Netherlands, under a lease that expires on May 31, 2010.

Promissory notes. Alsius had an outstanding promissory note with Oxford Finance Corporation. The outstanding balance of the loan was $4.6 million and $3.1 million at December 31, 2005 and December 31, 2006, respectively. Principal and interest were payable monthly in installments. The promissory note was paid in full on February 23, 2007 with proceeds from a loan from Merrill Lynch Capital which closed on that same date. The senior secured credit facility with Merrill Lynch Capital consists of an $8.0 million term loan with an interest rate of one month LIBOR plus 6.50%. The term loan requires interest only payments for the first six months and interest and principal payments for each month thereafter through February 2010.

On May 11, 2007 the Company and Merrill Lynch Capital amended their promissory note to provide for an additional $2 million of borrowing for an aggregate total of $10 million to be funded in two tranches. The first tranche of $8 million was funded on February 23, 2007. The second tranche of $2 million was funded on May 11, 2007 with interest at the same rate as the original note and is to be repaid upon the earlier to occur of the close of the Ithaka Merger Transaction or a subsequent subordinated debt financing. In connection with the second tranche, the Company will issue no warrants but will incur a fee of $150,000 to be paid out of the proceeds.

In April 2006 through February 2007, Alsius borrowed an aggregate amount of $10.6 million from existing shareholders. Alsius issued to each lending party an unsecured convertible promissory note bearing interest at 8% per annum. All principal and accrued interest under these notes will convert into unregistered shares of its common stock upon the closing of an initial public offering, or into shares of Series F preferred stock at $3.00 per share if the initial public offering does not close by August 31, 2007. In addition, the noteholders will receive a payment equal to 150% of the principal and accrued interest in the form of the acquirer’s stock in the event there is a sale transaction. The payment is in the same form as that received by the shareholders in the sale transaction.

Alsius anticipates it will borrow between $1.5 million and $4 million of additional funds in order to finance operations through the closing of the merger with Ithaka. Such borrowings may be in the form of an increase in the 2006 Bridge Notes from existing Alsius investors or substantially the same or similar terms, or may be from borrowings from other sources on such other terms as Alsius is able to secure.

Capital lease. In June 2006, Alsius entered into a new lease commitment for computer equipment over a period of 63 months for a total value of $106 thousand. In November 2006, Alsius entered into a new lease commitment for office equipment over a period of 60 months for a total value of $14 thousand.

Off Balance Sheet Arrangements

Alsius does not have any off balance sheet arrangements as defined in Regulation S-K Item 303(a)(4).

Quantitative and Qualitative Disclosure About Market Risk

Substantially all of Alsius’s revenue is denominated in U.S. dollars, including sales to its international distributors. Only a small portion of Alsius’s revenue and its expenses is denominated in foreign currencies, principally the Euro. Alsius’s Euro expenditures primarily consist of the cost of maintaining its office in the Netherlands, including the facility and employee-related costs. A 10% increase in the value of the U.S. dollar relative to the Euro or a 10% decrease in the relative value of the dollar would have a negligible impact on its current costs or revenue. To date, Alsius has not entered into any hedging contracts. Future fluctuations in the value of the U.S. dollar may, however, affect the price competitiveness of Alsius’s products outside the United States.

Alsius invests its excess cash primarily in U.S. Treasury Bills with maturities less than 90 days. Alsius does not utilize derivative financial instruments, derivative commodity instruments or other market risk-sensitive instruments, positions or transactions to any material extent. Accordingly, Alsius believes that, while the instruments it holds are subject to changes in the financial standing of the issuer of such securities, Alsius is not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Due to the short-term nature of these investments, a 1% change in market interest rates would not have a significant impact on the total value of Alsius’s portfolio as of December 31, 2006.

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